Consent of Independent Registered Public Accounting Firm

Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Profit Sharing 401(k) Investment Plan:

We consent to the incorporation by reference in the registration statements (No. 333-104017 and 333-133080) on Form S-8 of Federated Department Stores, Inc. of our report dated June 28, 2006, with respect to the statements of net assets available for benefits of the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended, which report appears in the December 31, 2005 annual report on Form 11-K of Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan.

KPMG LLP

Cincinnati, Ohio
June 28, 2006